UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Troy Group, INC.
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(Name of Issuer)

Common Stock, $.01 par value
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(Title of Class of Securities)

89733N106
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(CUSIP Number)

Kellogg Capital Group, LLC
(formerly Performance Capital Group, LLC)
14 Wall Street, 27th Floor
New York,  New York, 10005
(212) 433-7777
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 10, 2003
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934("Act")
or otherwise subject to the liabilities of that
section of the Act but shall be subject to all other
provisions of the Act (however, see the Notes).
CUSIP NO. 89733N106                           Page 2 of 5 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Kellogg Capital Group, LLC
      Tax I.D.:  13-4067067
      Charles Kellogg
      Lee Kellogg
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Kellogg Capital Group, LLC- New York
      Charles Kellogg - USA
      Lee Kellogg - USA
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                                              SOLE VOTING POWER
                                        5
   NUMBER OF
                    Kellogg Capital Group, LLC - 601,871
                    Charles Kellogg - 3,040
   SHARES           -------------------------------------------------
                                              SHARED VOTING POWER
   BENEFICIALLY                         6

   OWNED BY         Charles and Lee Kellogg - 49,015
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   EACH                                     SOLE DISPOSITIVE POWER
                                        7
   REPORTING        Kellogg Capital Group, LLC - 601,871
                    Charles Kellogg - 3,040
   PERSON           ----------------------------------------
                                        SHARED DISPOSITIVE POWER
   WITH:                                8
                    Charles & Lee Kellogg 49015
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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9      Kellogg Capital Group, LLC - 601,871
        Charles Kellogg - 3,040
        Charles and Lee Kellogg-49,015
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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
10       SHARES (SEE INSTRUCTIONS)                                [_]
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11         6.1%
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         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12       Kellogg Capital Group, LLC BD
         Charles Kellogg CP
         Lee Kellogg CP
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Item 1.
         (a)  Name of Issuer

              Troy Group, Inc.

         (b)  Address of Issuer's Principal Executive Offices
              2331 South Pullman Street
	      Santa Ana, California 92705
Item 2.
         (a)  Name of Person Filing

              Kellogg Capital Group, LLC
              Charles Kellogg
              Lee Kellogg

         (b)  Address of Principal Business Office or, if none, Residence

              14 Wall Street, 27th Floor
              New York, NY 10005

         (c)  Citizenship

              Kellogg Capital-New York
              Charles Kellogg-USA
              Lee Kellogg-USA

         (d)  Title of Class of Securities

               Common Stock, $.01 par value

         (e)  CUSIP Number

              89733N16
Item 3.
              If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) [X] Broker or dealer registered under Section 15 of the Exchange Act.

              (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.
    (a)Amount beneficially owned: Kellogg Capital Group, LLC - 601,871
                                  Charles Kellogg - 3,040
				  Charles and Lee Kellogg: 49,015
    (b)Percent of class:  6.1%
    (c)Number of shares as to which the persons has:
                                  Kellogg Capital Group, LLC - 601,871
                                  Charles Kellogg - 3,040
                                  Charles and Lee Kellogg - 49,015

    (i)Sole power to vote or to direct the vote -
                                  Kellogg Capital Group, LLC - 601,871
                                  Charles Kellogg - 3,040
   (ii)Shared power to vote or to direct the vote -
				  Charles and Lee Kellogg - 49,015
   (iiiSole power to dispose or to direct the disposition of -
                                  Kellogg Capital Group, LLC - 601,871
                                  Charles Kellogg - 3,040
   (ivShared power to dispose or to direct the disposition of -
                               Charles and Lee Kellogg - 49,015
Item 5.  Ownership of Five Percent or Less of a Class.
This Schedule 13G is not being filed to report that the reporting person has ceased to be the owner of more than 5% of the outstanding shares of common stock of the company.

Item 6. Ownership of More than Five Percent On behalf of another person. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Troy Group, Inc. Held by Kellogg Capital Group, LLC. or with respect to the 3040 shares as to which Charles Kellogg has sole power to vote and to dispose. With respect to the 49,015 shares as to which Charles and Lee Kellogg have shared power to vote and dispose other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of Troy Group, Inc, but none of any such persons interest relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. This Schedule
13G is not being filed by a parent holding company or a control person pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 8.  Identification and Classification of Members of the Group.

     This Schedule is not being filed by a group pursuant to Rule
13d-1(b)(1)(ii)(J).

Item 9.  Notice of Dissolution of a Group.

     Not applicable.

Item 10. Certification.
     (b) This Schedule 13G is being filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set
forth in this statement is true, complete and correct.

                                               February 12, 2004
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                                                      Date

                                           /s/ Matthew Brand
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                                              Matthew Brand
                                           Title: Managing Director

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